Exhibit 99.2 - Supplemental Information

(1)	S.A.C. Capital Associates, LLC (“Associates”), C.R. Intrinsic Investments, LLC (“Intrinsic Investments”), and Sigma Capital Associates, LLC (“Sigma Associates”), each an Anguillan limited liability company, directly each own Common Stock of the Issuer and/or call options to purchase Common Stock of the Issuer. At 3:41 p.m., Eastern Standard Time, on January 25, 2007, Associates had direct beneficial ownership of, and each of S.A.C. Capital Advisors, LLC (“Advisors”) and S.A.C. Capital Management (“Management”) had indirect beneficial ownership of, 2,120,000 shares of Common Stock of the Issuer; Intrinsic Investments had direct beneficial ownership of, and C.R. Intrinsic Investors, LLC (“Intrinsic Investors”) had indirect beneficial ownership of, 1,030,800 shares of Common Stock of the Issuer; Sigma Associates had direct beneficial ownership of, and Sigma Capital Management, LLC (“Sigma Management”) had indirect beneficial ownership of, 440,000 shares of Common Stock of the Issuer; and Steven A. Cohen had indirect beneficial ownership of 3,590,800 shares of Common Stock of the Issuer. For purposes of this filing, the Reporting Persons have calculated the aggregate number of outstanding shares of the Issuer’s Common Stock as 35,956,798, based on the Form 10-Q, dated December 21, 2006.

(2)	The securities to which this report relates are held by Associates, Intrinsic Investments, and Sigma Associates. Advisors and Management are investment managers to Associates; Intrinsic Investors is an investment manager to Intrinsic Investments; and Sigma Management is an investment manager to Sigma Associates. Pursuant to investment agreements, (i) each of Advisors and Management share all investment and voting power with respect to the securities held by Associates, (ii) Intrinsic Investors maintains investment and voting power with respect to the securities held by Intrinsic Investments, and (iii) Sigma Management maintains investment and voting power with respect to the securities held by Sigma Associates. Steven A. Cohen controls each of Advisors, Management, Intrinsic Investors, and Sigma Management. Intrinsic Investments is a wholly owned subsidiary of Associates. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer’s securities held by Associates, Intrinsic Investments, and Sigma Associates is reported herein. The Reporting Persons disclaim any beneficial ownership of any of the Issuer’s securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that any Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

(3)	Each of these equity swaps is a cash settled swap and thus there is no exercise date. Each of these call options is currently exercisable and became exercisable immediately upon purchase.